

Grant Eldred · 3rd

Chief People Officer at Clifford Chance

London, England, United Kingdom · 500+ connections ·

Contact info

::::::: **Clifford Chance**

 **Keele University**

Experience



Chief People Officer
Clifford Chance · Full-time
Apr 2021 – Present · 2 mos
United Kingdom

Advisor
Gilgal General
Mar 2021 – Present · 3 mos

Gilgal General is developing global solutions for electronic exchange trading, clearing and settlement solutions for annuities

Goldman Sachs
15 yrs

Global Head of HR Transformation
Dec 2016 – Mar 2021 · 4 yrs 4 mos
London, United Kingdom

Global Head of HCM Infrastructure, Head of EMEA HCM Business Partners, Head of HCM India, Continental Europe and Warsaw

Global Head of HR Infrastructure
May 2016 – Dec 2016 · 8 mos
London, United Kingdom

Show 4 more roles ⌄



Human Resources and Reward Strategy Consultant
Mercer
Jan 2004 – Mar 2006 · 2 yrs 3 mos

Benefits & Wellness Strategy Consultant
Buck Consultants
2002 – 2003 · 1 yr

Show 1 more experience ⌄

Education



Keele University
BA, International Relations
1989 – 1992

